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Mr. Adam Phippen

Staff Accountant

Securities and Exchange Commission

March 10, 2006

AVANI INTERNATIONAL GROUP, INC.

#328-17 FAWCETT ROAD

COQUITLAM, B.C.

CANADA

604-525-2386

March 10, 2006

Mr. Adam Phippen

Staff Accountant

Securities and Exchange Commission

Washington, D.C. 20549

Re: Comment Letter dated July 21, 2005

      Avani International Group, Inc. (“Company”)

Dear Mr. Phippen:

This letter is responsive to the captioned comment letter regarding the Company’s Form 10-KSB for the period ended December 31, 2004 (“Form 10-KSB”), and it’s Form 10-QSB/A for Quarterly Period Ended March 31, 2005 (“Form 10-QSB/A”).

1. Your Comment # 1. The number of security holders of record of the Company’s common stock as of the date of filing of the Form 10-KSB was 729. The information will be included in the Company’s amended Form 10-KSB.

2. Your Comments #2. The following represents the proposed revised text for Item 8A of the Company’s Form 10-KSB and Form 10-QSB/A.

(a) Under the supervision and with the participation of management, including the Company’s President and Principal Financial Officer, the Company conducted an evaluation of the effectiveness of the design and operations of its disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of December 31, 2004 for the Form 10-KSB and  March 31, 2005 for the Form 10-QSB. Based on this evaluation, the Company’s  President and Principal Financial Officer concluded that the Company’s disclosure controls and procedures were effective such that the material information required to be included in our Securities and Exchange Commission ("SEC") reports is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms relating to the Company’s reporting obligations, and was made known to them by others within the Company, particularly during the period when this report was being prepared.

(b) Changes in internal controls over financial reporting.

In addition, there were no changes in our internal control over financial reporting that could significantly affect these controls during the Company’s most recent quarter.

3. Your Comment #3. The Company determined that Avani O2 was a VIE of the Company as a result of a contractual provision in the governing joint venture agreement between the parties. Pursuant to the joint venture agreement between the Company and Avani O2 dated February 18, 2000, the Company was authorized to, and in fact did, appoint two of the three directors to the board of directors of Avani O2.  Subparagraph b(1) of Paragraph 5 of FIN 46R essentially states that if  “the holders of equity investment at risk” lack the “direct or indirect ability through voting or similar rights to make decisions about the entity’s activates that have a significant effect of the success of the entity…” then such entity shall be subject to the consolidation according to the provisions of FIN 46R. As result of that contractual provision, the Company was able to exercise control over the operations of Avani O2 despite the fact that it was not a shareholder of Avani O2. Stated another way, the existing shareholders of Avani O2 had disproportionate voting rights to their equity interest given that they could not elect a full slate of board of directors.

Additionally, the Company, as part of February 18, 2000 agreement with Avani O2, contributed certain equipment to Avani O2 in exchange for receiving a royalty and  net profits interest in revenues generated from such equipment. The Company during the period from commencement of operations by Avani O2, which occurred in April 2002, through  May  2003, the Company assisted Avani O2 by allowing Avani O2 to continue its operations without having to pay the Company amounts due as royalty and net profits payments. Thus, as provided in sub-paragraph 5(a) of Fin 46R, the Company’s total equity investment in Avani O2 (ie the equipment) was “…not sufficient to permit the entity to finance its activities without additional subordinated financial support…” In this case, the “additional subordinated financial support” provided to Avani O2 by the Company was allowing Avani O2 to defer the payment of amounts due to the Company.

Paragraph 15 of FIN 46R provides in relevant part as follows;

The enterprise that consolidates a variable interest entity is called the primary beneficiary of that entity.  …An enterprise with an interest in a variable interest entity shall reconsider whether it is the primary beneficiary of the entity if the entity’s governing documents or contractual arrangements are changed in a manner that reallocates between the existing primary beneficiary and other unrelated parties (a) the obligation to absorb the expected losses of the variable interest entity or (b) the right to receive the expected residual returns of the variable interest entity.  The primary beneficiary also shall reconsider its initial decision to consolidate a variable interest entity if the primary beneficiary sells or otherwise disposes of all or part of its variable interests to unrelated parties or if the variable interest entity issues new variable interests to parties other than the primary beneficiary or the primary beneficiary’s related parties.

On May 3, 2005, Avani International Marketing Corp., a wholly owned subsidiary of the Company, filed a Garnishing Order Before Judgment and a Writ of Summons and Statement of Claim against Avani O2 in the Supreme Court of British Colombia, Canada in respect of amounts due from the sale of the Company’s products. In addition, as of June 30, 2005, Avani O2 owes the Company approximately $524,111 in royalty and net profits (and rentals fees) under the joint venture agreement, which amount has been demanded from Avani O2. As a result of the Company’s demand, Avani O2 failure to pay as well as its inability to pay in any foreseeable future the amounts due described above, the Company believes that the contractual provisions in the joint-venture agreement were rendered ineffective. Consequently, effective July 1, 2005, the joint-venture agreement and related amendments were terminated and the Company’s financial support of Avani O2 in the form of postponing the collection of entitled fees and receivables have likewise ceased. As a result of the termination of the joint-venture agreement, the Company is no longer entitle to receive any residual returns of the Avani O2.

Thus, Company believes that it has met the criteria in paragraph 15 of FIN 46R to reconsider whether it is the primary beneficiary of Avani O2. Based on management’s analysis, as a result of the termination of the joint-venture agreement and the disputes between the Company and Avani O2, as at July 18, 2005, the Company is no longer the primary beneficiary of Avani O2, and the Company will no longer consolidated the financial statements of Avani O2.

4. Your Comment #4.  Our auditors have advised us that they will revise the date of their audit report to February 8, 2005 which is the same as the date of audit report of E.S. Lim & Co.

5. Your Comment #5. Our auditors have advised us that they will include the recommended text in their revised opinion.

6. Your Comment #6. The Company intends to revise its statements of operations to include loss of disposal of assets and foreign exchange gain (loss) as operating items within earnings/loss from operations.

The proposed revised statement of operations for the year ended December 31, 2004 which incorporates such revisions is attached hereto.

7. Your Comment #7.  The cash and cash equivalents balance at the beginning of fiscal 2004 for Avani O2 was included in “Cumulative Effect of Change of Accounting Policy” and  “Advance to Related Party”, both of which are line items on our Consolidated Statements of Cash Flows contained in our audited financial statements for the fiscal year end period ended December 31, 2005.

8. Your Comment #8. The Company’s bottle refund policy is that bottle deposits are refundable if the bottle is returned to the Company within one year, otherwise deposits are not refundable.  In fiscal 2004, we recognized revenue from unclaimed bottle deposit mainly from inactive accounts and partly with cancelled accounts. Appropriate language consistent with the above will be included in the Revenue Recognition section of our amended audited financial statements for the period ended December 31, 2004 to be included in the Form 10-KSB/A and amended unaudited financial statements to be included in the Form 10-QSB/A.

9. Your Comment #9. The large receivable is from a customer of Avani O2. As reported in our Form 10-KSB, the receivable was determined to be collectable as of December 31, 2004 due to the fact that during 2004 the customer made  monthly payments on a separate past due amount. Based upon this past experience, Avani O2 expected the amount to be paid down on a monthly basis. However, during the second quarter of 2005, it became apparent that the customer would not make the expected payments, and, the Company determined to write off the receivable at that time. Please note that the Company’s disclosure in its Form 10-KSB regarding the collectability of this receivable addresses the potential risks associated with not collecting this receivable. The disclosure does not state affirmatively that the receivable is not collectable. Thus, the Company believes that the disclosure was not inconsistent with the financial reporting of the receivable.

10. Your Comment #10. The Company will revise its certifications accordingly. The proposed revised certifications are attached hereto.

11. Your Comment #11. The Company will include an explanatory note as requested.

12. Your Comment #12.  The Company’s responses to comments pertaining to its Form 10-KSB, also will be applied to the Form 10-QSB/A, as requested.

13. Your Comment #13. The Company will revise the disclosure accordingly. (See response to Item 2 above).

14. Your Comment #14. The Company will revise the disclosure accordingly. (See response to Item 2 above).

15. Your Comment #15. The Company will revise the disclosure accordingly. (See response to Item 2 above).

Following your concurrence with our responses, the Company will incorporate the responses in amended Form 10-KSB and Form 10-QSB for the above stated periods. If you have any questions concerning this matter, please contact our counsel, Daniel H. Luciano, telephonically at 908-832-5546.

Sincerely,

/s/ Dennis Robinson

Dennis Robinson

Secretary and

Principal Financial Officer

Attachment to Avani International Group, Inc.

February 6, 2006 responsive letter to the Securities and Exchange Commission

Comment # 6.

Consolidated Statements of Operations and Comprehensive Loss (Revised)
(Expressed in US Dollars)
For the years ended December 31	2004(*)	2003
Revenue
Bottled water and supply sales	$2,322,499	$1,738,460
Cooler rentals and equipment sales	165,175	21,644
	2,487,674	1,760,104
Cost of revenue
Cost of goods sold (excluding depreciation)	1,448,965	1,058,887
Depreciation	218,160	144,727
	1,667,125	1,203,614
Gross profit	820,549	556,490
Operating expenses
Marketing	115,326	143,040
General and administration	810,745	669,963
Foreign exchange gain (loss)	(20,534)	87,041
Loss on disposal of assets	90,805	-
Loss on loan receivable forgiveness (Note 8)	-	10,522
	996,342	910,566
Loss from operations	(175,793)	(354,076)
Other income (expenses)
Interest on debts payable	(6,942)	(22,315)
Royalty income	-	37,706
Miscellaneous income	54,611	3,913
	(128,124)	(334,772)
Non-controlling Interest (Note 2)	(598,796)	-
Income taxes expense	(129,912)
Net loss before cumulative effect
of change in accounting policy	(856,832)	(334,772)
Cumulative effect of change in accounting policy (Note 2)	(91,664)	-
Net loss for the year	(948,496)	(334,772)
Foreign currency translation adjustment	62,615	110,248
Comprehensive loss for the year	$(885,881)	$(224,524)
Loss per share - basic and diluted	$(0.07)	$(0.03)
Weighted average shares outstanding	14,555,283	10,988,324

*

Represents the consolidated results of operations and comprehensive loss of Avani International Group Inc. and its subsidiaries and Avani O2 (Note 2).

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Comment 10.

CERTIFICATION PURSUANT TO SECTION 302

OF THE SARBANES-OXLEY ACT OF 2002

I, ______, certify that:

1. I have reviewed this quarterly report on Form 10-QSB [Form 10-KSB] of Avani International Group, Inc. for the period ended ______, 2005;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting.

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

Date:

Chief Financial Officer

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officers of the registrant certify, to the best of their knowledge, that the registrant's Quarterly [Annual] Report on Form 10-QSB [Form 10-KSB] for the period ended ___________ (the "Form 10-QSB")[(the “Form 10-KSB”)] fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Form 10-QSB [Form 10-KSB], fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:

Avani International Group, Inc.

Chief Executive Officer

Chief Financial Officer